Exhibit 99.1

MAMMA.COM RELEASES COPERNIC DESKTOP SEARCH VERSION 1.7 INCLUDING MAMMA HEALTH SEARCH SERVICE

Montreal, Canada, June 6, 2006 – Mamma.com Inc., (the “Company”), (NASDAQ: MAMA), a leader in Internet search and online advertising, announced today the official launch of its enhanced desktop search product, Copernic Desktop Search (CDS) version 1.7. This release is available in five languages and contains significant enhancements to the company’s flagship product.

CDS 1.7 now includes a revamped Internet Explorer toolbar with an integrated RSS feed reader as well as automated mass deployment options for system administrators.

This release also features seamless integration of the Mamma Health vertical search service, providing users with one click access to the Web’s best medical information.

“With the enhancements made to this new CDS version, we are demonstrating our commitment to continuously improving our products to maintain our competitive edge,” said Martin Bouchard, EVP and Chief Strategist & Technology Officer. “With this release, we continue to build momentum in the battle for desktop space.”

“The addition of Mamma Health to CDS means that our health application will be offered to the millions of CDS users. We believe the adoption rate should be strong, therefore increasing Mamma Health usership rapidly. We also believe this addition will further enhance the user’s search experience,” said Guy Fauré, President and CEO of Mamma.com.

Critically acclaimed since its introduction, previous versions of CDS have collected prestigious awards and recognition. A recent issue of PC-Welt rated Copernic Desktop Search as the leading application when compared to Google Desktop Search 2, MSN Desktop Search 2.5 and Yahoo Desktop Search 1.2. The study sites CDS’ ease of use, concise search results and video and music search as key factors attributing to it’s high ranking. The Wall Street Journal recognized the Mamma Health service as a leading vertical health search engine.

About Mamma.com Inc.

Mamma Media Solutions™ is a leading provider of award winning search technology for both the Web and desktop space, delivered through its properties, www.mamma.com and www.copernic.com respectively. The Company is also a top provider of online marketing solutions to advertisers, providing keyword and graphic ad placement on its large publisher network.

Mamma.com The Mother of All Search Engines® is one of the most popular metasearch engines on the Internet, as it makes it easier and faster for people to find information by gathering the most relevant results from the best search engines on the Internet.

Through its award winning Copernic Desktop Search product, Copernic Technologies develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine right to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. Its desktop search application won the CNET Editors’ Choice Award as well as the PC World World Class award in 2005.

More information can be found at www.mammamediasolutions.com and www.copernic.com

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the United States Securities and Exchange Commission and the Ontario Securities Commission and include but are not limited to the extent to which the results of the SEC investigation or the purported securities class action lawsuits negatively impact the Company. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR INFORMATION PLEASE CONTACT:

Gina DeYoung
Director, Corporate Communications and Marketing
Mamma.com Inc.
Telephone Toll Free: (888) 844-2372
Telephone Local: (514) 908-4325
Email: gina@mamma.com
Web site: www.mammainc.com